VICTORY EAGLE RESOURCES CORP.
#337 - 5158 48th Avenue
Delta, BC Canada V4K 5B6
Tel: 778-883-6007

April 29, 2005

VIA COURIER

John Reynolds
Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Victory Eagle Resources Corporation - Form SB-2 filed October 5, 2004
         File No.333-119546

Dear Mr. Reynolds:

This letter accompanies our Form SB-2 Amendment No. 3 and provides the supplemental information requested in your comment letter to us dated April 8, 2005. For ease of reference, we have included paragraph numbers and headings to correspond to those set out in your letter.

General

  We have provided a current consent with this amendment in addition to the interim financial statements for the six months ended January 31, 2005.

  We have applied for but have not received our IRS Employer Identification Number.

  Prospectus Cover Page

  We have clarified on the prospectus cover page that in addition to there being no minimum total offering amount there is no minimum number of shares an individual must purchase in the offering.

  Summary of Our Offering, page 5

  We have removed all references to our 'property' and have replaced it with 'mineral claims' where appropriate.

  Risk Factors, page 7

  We have reconciled the statements in these two risk factors. To clarify, we will need to raise $50,000 from this offering to continue operations. Approximately $30,000 of this will be devoted to repayment of the loan to Mr. Rolin. There is, however, no obligation to repay Mr. Rolin if we raise less than $50,000 pursuant to the terms of the loan agreement between us and Mr. Rolin.

  Summary-Our Business, page 5

  We have revised our disclosure here and throughput the document to accurately reflect the fact that we have only one officer.

  Use of Proceeds, page 12

  We have revised the allocation of proceeds for each phase to show the allocation at the various levels of proceeds.

  We have set out below the Use of Proceeds table the estimated allocation of proceeds if we raise less than 25% of the offering.

  Dilution of the price you must pay for shares, page 13

  We revised the increase in net tangible book value if 25% of the offering is sold.

  We have revised the net tangible book value per share, dilution, gains to existing shareholders and the related disclosure to reflect the net tangible deficit as of January 31, 2005 and the balance of offering expenses payable.

  Business, page 18

  The claims will transferred to a Canadian subsidiary of the Company when it is determined that it is economically viable to remove gold from the claims. Note 3 to the financial statements has been revised.

  Our Proposed Exploration Program, page 22

  The work that has begun is the research of the available geologic literature, personal interviews with geologists, mining engineers and others familiar with the prospect sites. This disclosure is in the document in the description of Phase 1.

  We have reconciled the estimated costs of geochemical testing for Phase 1 with the disclosure in the use of proceeds section.

  We have corrected the statement to read $30,000.

  We have disclosed that any remaining proceeds will be used for working capital.

  Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 29

  We have added the disclosure required by Item 303(a)(1)(i) of Regulation S-B.

  Statement of Operations, F-3 and F-9

  We have revised to include the disclosures.

Closing Comments

In addition to the changes indicated above, we have revised various minor typographical mistakes throughout the document.

Sincerely,

VICTORY EAGLE RESOURCES CORP.

BY:

/s/ Ludvik Rolin________________
Ludvik Rolin
President

cc: Pamela Howell
Susann Reilly